SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                             AMC Entertainment Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.66 2/3 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   001669 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce S. Mendelsohn
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications


                               September 13, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


          If the filing  person has  previously  filed a statement  on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                       Continued on the following page(s)
                               Page 1 of 16 Pages

                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 2 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Investment Fund IV, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power            133,189
Bene-ficially
Owned by Each
Reporting Person
With
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    8.     Shared Voting Power          0
                                                       (See footnote * below)
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    9.     Sole Dispositive Power       133,189
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    10.    Shared Dispositive Power     33,339,161
                                                        (See Item 5 below)
------------------- -----------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,472,350 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.4% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 3 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Overseas Partners IV, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization           Cayman Islands
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power            7,409
Bene-ficially
Owned by Each
Reporting Person
With
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    8.     Shared Voting Power          0
                                                        (See footnote * below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    9.     Sole Dispositive Power       7,409
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    10.    Shared Dispositive Power     33,339,161
                                                        (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,346,570 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.2% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 4 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Advisors IV, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power         0
Bene-ficially
Owned by Each
Reporting Person
With
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    8.     Shared Voting Power       140,598
                                                     (See also footnote * below)
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    9.     Sole Dispositive Power    0
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    10.    Shared Dispositive Power  33,479,759
                                                     (See Item 5 below)
------------------- -----------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,479,759 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.4% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 5 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Management IV, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power        0
Bene-ficially
Owned by Each
Reporting Person
With
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    8.     Shared Voting Power      140,598
                                                    (See also footnote * below)
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    9.     Sole Dispositive Power   0
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
                    10.    Shared Dispositive Power 33,479,759
                                                    (See Item 5 below)
------------------- -----------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,479,579 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.4% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.
                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 6 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Investment Fund V, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power           0
Bene-ficially                                          (See footnote * below)
Owned by Each
Reporting Person
With
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    8.     Shared Voting Power         0
                                                       (See footnote * below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    9.     Sole Dispositive Power      (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    10.    Shared Dispositive Power    33,339,161
                                                       (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,339,161 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.2% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.
                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 7 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Overseas Partners V, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization           Cayman Islands
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power           0
Bene-ficially                                          (See footnote * below)
Owned by Each
Reporting Person
With
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    8.     Shared Voting Power         0
                                                       (See footnote * below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    9.     Sole Dispositive Power      (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    10.    Shared Dispositive Power    33,339,161
                                                       (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,339,161 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.2% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.
                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 8 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Advisors V, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power         0
Bene-ficially                                        (See footnote * below)
Owned by Each
Reporting Person
With
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    8.     Shared Voting Power       0
                                                     (See footnote * below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    9.     Sole Dispositive Power    (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    10.    Shared Dispositive Power  33,479,759
                                                     (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,479,759 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                   63.4% (See Item 5 below) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                         Page 9 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  Apollo Management V, L.P.
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power           0
Bene-ficially                                          (See footnote * below)
Owned by Each
Reporting Person
With
------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    8.     Shared Voting Power         0
                                                       (See footnote * below)
------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    9.     Sole Dispositive Power      (See Item 5 below)
------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    10.    Shared Dispositive Power    33,479,759
                                                       (See Item 5 below)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,479,759 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.4% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           PN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.
                                  SCHEDULE 13D
CUSIP No. 001669 10 0                                        Page 10 of 16 Pages
-------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------
                  AP Entertainment, LLC
-------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a) [_]
                  (b) [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         3.       SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         4.       Source of Funds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power         0
Bene-ficially                                        (See footnote * below)
Owned by Each
Reporting Person
With
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    8.     Shared Voting Power       0
                                                     (See footnote * below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    9.     Sole Dispositive Power    (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                    10.    Shared Dispositive Power  33,339,161
                                                     (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,339,161 shares of Common Stock (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)
                  63.2% (See Item 5 below)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
         14.      Type of Reporting Person           OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                                                             Page 11 of 16 Pages


          This Amendment No. 2 amends and supplements the following Items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P. ("AIF IV"); Apollo Overseas Partners IV, L.P. ("AOP IV"); Apollo Investment Fund V, L.P. ("AIF V"); Apollo Overseas Partners V, L.P. ("AOP V" and together with AIV IV, AOP IV and AIF V, the "Apollo Funds"); AP Entertainment LLC ("AP LLC"); Apollo Advisors IV, L.P.; Apollo Management IV, L.P.; Apollo Advisors V, L.P.; and Apollo Management V, L.P. (collectively, the "Reporting Persons"), originally filed on April 27, 2001 with the Securities and Exchange Commission, and as further amended on July 7, 2001 (the "Schedule 13D"), with respect to the common stock, par value $0.66 2/3 per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Issuer"). Responses to each item below are incorporated by reference into each other item as applicable. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

Item 4.  Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding the following text to the end thereto as follows:

          On April 19, 2001, the Reporting Persons beneficially acquired from the Issuer an aggregate of 92,000 shares of Series A Preferred Stock and 158,000 shares of Series B Preferred Stock pursuant to the Investment Agreement dated April 19, 2001, (the "Investment Agreement"). The Series A Preferred Stock beneficially acquired by the Reporting Persons at the Closing Date were initially convertible into an aggregate of 12,867,133 shares of Common Stock, representing approximately 39.8% of the Issuer's Common Stock on a fully diluted basis. The Series B Preferred Stock beneficially acquired by the Reporting Persons was to be automatically exchanged for Series A Preferred Stock if and when the stockholders of the Issuer approve an amendment to the Issuer's Certificate of Incorporation increasing the number of authorized shares of Common Stock to allow for the conversion of the Series A Preferred Stock into the Common Stock, including those shares of Series A Preferred Stock received as a result of the exchange of the Series B Preferred Stock for Series A Preferred Stock (the "Shareholder Approval"). Under the Investment Agreement, the Issuer was required to seek Shareholder Approval at its next regularly scheduled annual meeting which was to take place no later than 270 days after the Closing Date.

          On September 13, 2001, the Issuer's stockholders approved the amendment to the Issuer's Certificate of Incorporation increasing the number of authorized shares of Common Stock and, as a result of such Shareholder Approval, the shares of Series B Preferred Stock beneficially held by the Reporting Persons were automatically exchanged for 150,653 shares of Series A Preferred Stock (the "Exchange"). As described in the initial Schedule 13D, the holders of Series A Preferred Stock are entitled to receive quarterly dividends that are to be paid in additional shares of Series A Preferred Stock during the periods described in the initial Schedule 13D and in the Certificate of Designations so that additional shares of Series A Preferred Stock will continue to accrue to the benefit of the holders of Series A Preferred Stock. A description of the terms of the Series A Preferred Stock is set forth in the initial Schedule 13D

                                                             Page 12 of 16 Pages

and in the agreements attached as exhibits to the Schedule 13D and each is hereby incorporated herein by reference.

          The shares of Preferred Stock described in this Schedule 13D were acquired for general investment purposes. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Preferred Stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Preferred Stock are converted) in any manner permitted by law. In addition, the Apollo Funds have the right to elect three members to the Issuer's Board of Directors. As directors of the Issuer, the three members of the Issuer's Board of Directors elected by the Apollo Funds may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented as follows:

(a) (i) After giving effect to the Exchange, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 238,375 shares of Series A Preferred Stock. As previously reported, the shares of Series A Preferred Stock held by the Reporting Persons may be converted, in whole or in part, into Common Stock at an initial conversion price of $7.15 per share, subject to certain adjustments, with each share of Series A Preferred Stock being valued at the then current Series A Preferred Stock liquidation preference amount. Based on the foregoing, the Reporting Persons may be deemed to collectively own 33,339,161 shares of Common Stock assuming the conversion of the 238,375 shares of Series A Preferred Stock held by the Reporting Persons. Such 33,339,161 shares of Common Stock represent 63.2% of the Outstanding Shares (as described below), subject to certain restrictions on conversion of Series A Preferred Stock. For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) 19,427,098 shares of Common Stock outstanding as of June 28, 2001 based on information contained in the Issuer's most recent Form 10-Q and (ii) the shares of Common Stock issuable to the Reporting Persons upon conversion of the shares of Series A Preferred Stock currently held by such persons. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible may vary upon the occurrence of certain events as described in Item 4. Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Preferred Stock not directly held by them. Furthermore, the filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Act, the beneficial owner of the securities (including the Common Stock) of the Issuer described herein.

     (ii) Pursuant to the transactions described in Item 5(c)(ii) below, the AIF IV Reporting Persons may be deemed to collectively beneficially own an aggregate of 140,598 Shares of Common Stock of the Issuer representing 0.7% of the outstanding shares of Common Stock of the Issuer.

                                                             Page 13 of 16 Pages

(b) (i) After giving effect to the Exchange, the Reporting Persons may be deemed to have shared dispositive power with respect to an aggregate of 33,339,161 shares of Common Stock. As explained in the footnote to the cover pages to this statement on Schedule 13D, the Reporting Persons have agreed in the Investment Agreement not to convert any shares of Series A Preferred Stock into Common Stock until April 2006, except in connection with certain dispositions to unaffiliated third parties. As such, notwithstanding the right of certain of the Reporting Persons to elect directors as described in this
Schedule 13D, the Reporting Persons have no ability to exercise voting power with respect to the Common Stock following conversion during such period.

     (ii) With respect to the 140,598 shares of Common Stock described in Item 5(a)(ii), AIF IV may be deemed to have sole voting and dispositive power with respect to the 133,189 shares of Common Stock held directly by AIF IV; and AOP IV may be deemed to have sole voting and dispositive power with respect to the 7,409 shares of Common Stock held directly by AOP IV. Advisors IV and Management IV may be deemed to have shared dispositive powers with respect to the aggregate of such 140,598 shares of Common Stock held by AIF IV and AOP IV.

(c) (i) As described in Item 4 hereof, on September 13, 2001, the Company obtained Shareholder Approval and, as a result of such approval and as described in the Schedule 13D, the Shares of Series B Preferred Stock beneficially held by the Reporting Persons were automatically exchanged for Shares of Series A Preferred Stock. Subject to the retroactive reduction of the dividend rate on the Series B Preferred Stock as described in the Schedule 13D and the Certificate of Designations, the shares of Series B Preferred Stock beneficially held by the Reporting Persons were automatically exchanged for an aggregate of 150,563 shares of Series A Preferred Stock. The price of each share of Series B Preferred Stock beneficially acquired by the Reporting Persons at the Closing Date was $1,000 per share.

     (ii) On August 16, 2001, AIF IV and AOP IV agreed to acquire in a private transaction an aggregate of 140,598 shares of Common Stock at a price of $11.38 per share for an aggregate purchase price of $1,600,005.24. The closing of such purchases occurred on August 20, 2001. The purchases were financed with cash on hand from contributions of partners of AIF IV and AOP IV. All such contributions are in the ordinary course and pursuant to (equity) investor commitments.


(d)     Not applicable.

(e)     Not applicable.

                                                             Page 14 of 16 Pages


Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 28, 2001          APOLLO INVESTMENT FUND IV, L.P.

                             By:      APOLLO ADVISORS IV, L.P.
                                      its general partner

                             By:      Apollo Capital Management IV, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


September 28, 2001          APOLLO OVERSEAS PARTNERS IV, L.P.

                             By:      APOLLO ADVISORS IV, L.P.
                                      its managing general partner

                             By:      Apollo Capital Management IV, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


September 28, 2001          APOLLO ADVISORS IV, L.P.
                             its capacity as managing general partner to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

                             By:      Apollo Capital Management IV, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

                                                             Page 15 of 16 Pages


September 28, 2001          APOLLO MANAGEMENT IV, L.P.
                             in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                             Apollo Overseas Partners IV, L.P.

                             By:      AIF IV Management, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


September 28, 2001          APOLLO INVESTMENT FUND V, L.P.

                             By:      APOLLO ADVISORS V, L.P.
                                      its general partner

                             By:      Apollo Capital Management V, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


September 28, 2001          APOLLO OVERSEAS PARTNERS V, L.P.

                             By:      APOLLO ADVISORS V, L.P.
                                      its managing general partner

                             By:      Apollo Capital Management V, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

                                                             Page 16 of 16 Pages

September 28, 2001          AP ENTERTAINMENT, LLC

                             By:      Apollo Management V, L.P.
                                      its manager

                             By:      AIF V Management, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President



September 28, 2001          APOLLO ADVISORS V, L.P.
                             in its capacity as managing general partner of Apollo Investment Fund V, L.P. and
                             Apollo Overseas Partners V, L.P.

                             By:      Apollo Capital Management V, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


September 28, 2001          APOLLO MANAGEMENT V, L.P.
                             in its capacity as investment manager to Apollo Investment Fund V, L.P.
                             and Apollo Overseas Partners V, L.P.

                             By:      AIF V Management, Inc.
                                      its general partner

                             By:       /s/ Michael D. Weiner
                                      -----------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President